SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------


                                 SCHEDULE TO-I/A
                                (Amendment No. 1)
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------


                            Vascular Solutions, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

        Stock Options under the Vascular Solutions, Inc. Stock Option and
      Stock Award Plan to Purchase Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)
                             -----------------------

                                    92231M109
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                             -----------------------

       Howard Root                                         Copy to:
 Chief Executive Officer                               Timothy S. Hearn
Vascular Solutions, Inc.                             Dorsey & Whitney LLP
 2495 Xenium Lane North                        50 South Sixth Street, Suite 1500
  Minneapolis, MN 55441                              Minneapolis, MN 55402
      763-656-4300                                       612-340-2600

           (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
              ----------------------------------------------------

              Transaction Value*              Amount of Filing Fee
                  $1,494,941                          $299
              ----------------------------------------------------

* For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 559,750 shares of Vascular Solutions, Inc. common stock, par value $.01 per share, having an aggregate value of $1,494,941 as of July 16, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:      $299    Filing Party:      Vascular Solutions, Inc.
Form or Registration No.:    TO-I    Date Filed:        July 17, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender-offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on July 17, 2002, relating to our offer to exchange outstanding options to purchase shares of our common stock, par value $0.01 per share, having an exercise price per share of $3.00 or more for new options with an exercise price to be determined, and the related offer to exchange.

Item 4. Terms of the Transaction

         Item 4 of the Schedule TO is hereby supplemented as follows:

         (a) The information set forth under the headings "Section 6: CONDITIONS OF THE OFFER" and "Section 14: EXTENSION OF OFFER; TERMINATION; AMENDMENT" in Exhibit (a)(1)(E) attached hereto is hereby incorporated by reference.

         (b) The information set forth under the heading "Section 10: INTERESTS OF DIRECTORS AND OFFICERS; RECENT OPTION TRANSACTIONS" in Exhibit (a)(1)(E) attached hereto is hereby incorporated by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

         Item 5 of the Schedule TO is hereby supplemented as follows:

         (e) The information set forth under the heading "Section 10: INTERESTS OF DIRECTORS AND OFFICERS; RECENT OPTION TRANSACTIONS" in Exhibit (a)(1)(E) attached hereto is hereby incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

         Item 6 of the Schedule TO is hereby supplemented as follows:

         (a) The information set forth under the heading "Section 2: PURPOSE OF THE OFFER" in Exhibit (a)(1)(E) attached hereto is hereby incorporated by reference.

         (c) The information set forth under the heading "Section 2: PURPOSE OF THE OFFER" in Exhibit (a)(1)(E) attached hereto is hereby incorporated by reference.

Item 7. Source and Amount of Funds or Other Consideration

         Item 7 of the Schedule TO is hereby supplemented as follows:

         (b) The information set forth under the heading "Section 6: CONDITIONS OF THE OFFER" in Exhibit (a)(1)(E) attached hereto is hereby incorporated by reference.

Item 8. Interest in Securities of the Subject Company

         Item 8 of the Schedule TO is hereby supplemented as follows:

         (a) The information set forth under the heading "Section 10: INTERESTS OF DIRECTORS AND OFFICERS; RECENT OPTION TRANSACTIONS" in Exhibit (a)(1)(E) attached hereto is hereby incorporated by reference.

         (b) The information set forth under the heading "Section 10: INTERESTS OF DIRECTORS AND OFFICERS; RECENT OPTION TRANSACTIONS" in Exhibit (a)(1)(E) attached hereto is hereby incorporated by reference.

Item 12. Exhibits

         Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)   Offer to Exchange dated July 17, 2002.
(a)(1)(B)   Form of Election Form.
(a)(1)(C)   Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(a)(1)(E)   Supplement to Vascular Solutions, Inc. Offer to Exchange.*
(a)(1)(F)   Form for Surrender of Options Granted Since January 16, 2002.*
(a)(5)(A) Vascular Solutions, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 7, 2002 and incorporated herein by reference.

(a)(5)(B) Vascular Solutions, Inc. Quarterly Report on Form 10-Q for the three months ended March 31, 2002, filed with the Securities and Exchange Commission on April 30, 2002 and incorporated herein by reference.
(b)         Not applicable.
(d)(1) Vascular Solutions, Inc. Stock Option and Stock Award Plan, as amended.
(d)(2) Form of Stock Option Agreement pursuant to the Vascular Solution, Inc.'s Stock Option and Stock Award Plan.
(g)         Not applicable.
(h)         Not applicable.

--------------
*        Filed herewith.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Vascular Solutions, Inc.


Date: August 7, 2002

                                          /s/ Howard Root
                                          -------------------------------
                                          Howard Root
                                          Chief Executive Officer,


--------------------------------------------------------------------------------


                                  EXHIBIT INDEX


(a)(1)(A)   Offer to Exchange dated July 17, 2002.
(a)(1)(B)   Form of Election Form.
(a)(1)(C)   Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(a)(1)(E)   Supplement to Vascular Solutions, Inc. Offer to Exchange.*
(a)(1)(F)   Form for Surrender of Options Granted Since January 16, 2002.*


(a)(5)(A) Vascular Solutions, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 7, 2002 and incorporated herein by reference.
(a)(5)(B) Vascular Solutions, Inc. Quarterly Report on Form 10-Q for the three months ended March 31, 2002, filed with the Securities and Exchange Commission on April 30, 2002 and incorporated herein by reference.
(b)         Not applicable.
(d)(1) Vascular Solutions, Inc. Stock Option and Stock Award Plan, as amended.
(d)(2) Form of Stock Option Agreement pursuant to the Vascular Solution, Inc.'s Stock Option and Stock Award Plan.
(g)         Not applicable.
(h)         Not applicable.


--------------
*        Filed herewith.